Exhibit 35.1

Servicer Compliance Statement of John Deere Capital Corporation

I, Katrin Watkins, Assistant Secretary of John Deere Capital Corporation, state:

A review of John Deere Capital Corporation’s activities for the period from October 30, 2023 through October 27, 2024 (the “Reporting Period”) and of John Deere Capital Corporation’s performance under the Sale and Servicing Agreement dated as of June 28, 2023 among John Deere Capital Corporation, John Deere Receivables LLC and John Deere Owner Trust 2023-B has been made under my supervision, and to the best of my knowledge based on such review, John Deere Capital Corporation has fulfilled all its obligations under all relevant agreements in all material respects throughout the Reporting Period.

Date: January 10, 2025	John Deere Capital Corporation

	By:	/s/ Katrin Watkins
Katrin Watkins
Assistant Secretary